AB 3/7


SEC MAIL
PROCESSING
RECEIVED
MAR 0 2 2015
WASH., D.C.
201
SECTION

UNI
SECURITIES AND
Washington, D.C. 20549

15047553

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SENVEST INTERNATIONAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 MADISON AVE, 32ND FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT KATZ (212) 977-2466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SRV CPA PC
(Name – *if individual, state last, first, middle name*)

4 EXECUTIVE BOULEVARD, SUITE 304	SUFFERN	NY	10901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT KATZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SENVEST INTERNATIONAL, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

ALEXANDER MAXWELL BRODY
Notary Public - State of New York
NO. 01BR6291844
Qualified in Nassau County
My Commission Expires Oct 21, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH., D.C.
201
SECTION

SENVEST INTERNATIONAL LLC
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

TABLE OF CONTENTS



Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

Report of Independent Registered Public Accounting Firm

To the Member and Stockholder
Senvest International LLC and Subsidiary

We have audited the accompanying financial statements of Senvest International LLC and Subsidiary, which comprise the consolidated statement of financial condition as of December 31, 2014, and the related consolidated statements of income, changes in member's and stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Senvest International LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Senvest International LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1, Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Senvest International LLC's financial statements. The supplemental information is the responsibility of Senvest International LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SRV CPA, PC

Suffern, New York
February 27, 2015

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2014
ASSETS	
Cash	$ 496,178
Securities owned, marketable, at fair market value	453,005,959
Securities owned, not readily marketable, at estimated fair value	11,701,797
Receivable from broker	176,905,702
Interest and dividend receivable	366,947
Due from affiliate	23,474,281
Due from member, net	82,614,226
Other assets and prepaid taxes	805,061
Total Assets	$ 749,370,151
LIABILITIES AND MEMBER'S AND STOCKHOLDER'S EQUITY	
Liabilities	
Securities sold, not yet purchased, at fair market value	$ 146,115,113
Payable to broker	158,353,453
Accounts payable and accrued expenses	11,107,478
Deferred taxes	5,664,000
Deferred rent	261,329
Total Liabilities	321,501,373
Member's and Stockholder's Equity	427,868,778
Total Liabilities and Member's and Stockholder's Equity	$ 749,370,151

See accompanying notes.

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

	YEAR ENDED DECEMBER 31, 2014
Investment income	
Gain on disposition of securities owned	$ 36,347,418
Change in unrealized gain on securities owned	30,998,749
Unrealized gains on unpaid management fees	4,740,068
Gain on foreign exchange	17,054,329
Investment management fees	2,436,961
Dividends	2,999,101
Interest	1,130,421
Total investment income	95,707,047
Operating expenses	
Wages and benefits	12,706,582
Commissions	1,978,020
Office	1,807,882
Stock loan fees	743,133
Filing fees	410,099
Dividend expense related to securities sold short	1,177,901
Travel	539,007
Rent	564,701
Professional fees	987,870
Telephone	110,663
Depreciation	40,492
Insurance	16,812
Total operating expenses	21,083,162
Income from operations	74,623,885
Other expenses	
Interest	1,400,933
Income taxes	4,269,446
Total other expenses	5,670,379
Net Income	$ 68,953,506

See accompanying notes.

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S AND STOCKHOLDER'S EQUITY

	DECEMBER 31, 2014
Balance - beginning of year	$ 358,915,272
Net Income	68,953,506
Balance - end of year	$ 427,868,778

See accompanying notes.

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2014
Cash flows from operating activities	
Net Income	$ 68,953,506
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	40,492
(Increase) decrease in operating assets, net of assets and liabilities from consolidated subsidiary:	
Securities owned, net	(124,234,894)
Receivable from broker	(154,503,623)
Interest and dividend receivable	(44,388)
Due from affiliate	(3,636,938)
Deferred tax asset	2,378,000
Other assets and prepaid taxes	183,893
Increase (decrease) in operating liabilities	
Securities sold, not yet purchased	117,783,984
Payable to broker	97,775,926
Accounts payable and accrued expenses	(4,719,183)
Due to member	255,817
Deferred rent	261,329
Net cash provided by operating activities	493,921
Cash flows from investing activities	
Acquisition of capital expenditures	(583,792)
Dispostiion of capital expenditures	271,598
Net cash used in investing activities	(312,194)
Increase in cash	181,727
Cash at beginning of year	314,451
Cash at end of year	$ 496,178

See accompanying notes.

Note 1 - Organization and Business Activity

Senvest International LLC (the "Company"), is a wholly owned subsidiary of Senvest Capital, Ltd., a Canadian concern traded on the Toronto Stock Exchange. The Company was organized in the State of Delaware in December 1994 as a limited liability company and during 1999 became a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of Financial Industry Regulatory Authority (FINRA). The Company trades for its own account and has no customers. The operating agreement contains a clause which requires termination of the Company by December 31, 2094.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Senvest International LLC and it's majority owned subsidiary, Senvest Fund Management Inc. ("SFM or subsidiary"). All material intercompany accounts and transactions have been eliminated in consolidation.

Securities - Securities transactions are recorded on a trade date basis. The Company transmits all transactions through a clearing broker who maintains the account.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The marketable securities owned are pledged as collateral for the amount payable to the clearing broker.

Income Taxes - The Company is a Limited Liability Company and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the members. However, the Company is required to withhold tax at the treaty rate, if applicable, on their share of the fixed and determinable income. The Subsidiary has elected to be taxed as a C corporation pursuant to the Internal Revenue Code and applicable state laws.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2011, 2012 and 2013 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. Temporary differences giving rise to the deferred tax asset consist primarily of the excess of depreciation for tax purposes over the amount for financial reporting purposes and operating loss carry-forwards available to offset future taxable income.

Note 2 - Summary of Significant Accounting Policies (continued)

Deferred tax assets and liabilities are identified separately as current or noncurrent based on the classification of the related asset or liability. A deferred tax asset or liability not associated with an asset or liability for financial reporting purposes is classified as current or noncurrent according to the expected reversal date of the temporary difference.

Use of Estimates in Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Senvest Fund Management, Inc. and Other Related Party Transactions

SFM has a sub-advisory management agreement with RIMA Management, LLC ("RIMA"), a related party. The agreement states that SFM will provide research, advice, and provide recommendations on securities and such other investment advisory services to RIMA as necessary or desirable to assist RIMA in its investment management functions. Pursuant to the agreement, SFM is entitled to receive 12% of any fixed fees, basic fees, incentive fees or incentive allocations received by RIMA. In addition, RIMA has a sub-advisory agreement with Senvest Capital Ltd., which is the parent company of Senvest International LLC. This agreement, which contains the same provisions as the agreement between RIMA and SFM, entitles Senvest Capital Ltd. to 48% of the fees earned by RIMA. Pursuant to these agreements approximately $2,437,000 of fees were earned by SFM for the year ended December 31, 2014.

At December 31, 2014, RIMA owes SFM approximately $23,474,000 pursuant to the provisions of the sub-advisory management agreement. The unpaid management fees are re-invested in the funds managed by RIMA. The unrealized gains earned in 2014 on these unpaid management fees totaled $4,740,000.

At December 31, 2014, SFM owes Senvest Capital Ltd. approximately $1,688,000, which accrues interest at 8% per annum. There are no repayment terms associated with this payable.

At December 31, 2014, the Company is due approximately $84,303,000 from Senvest Capital Ltd.. This is a non-interest bearing loan, and has no repayment terms.

Note 4 - Net Capital Requirement

The Company is subject to the net capital (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2014 the Company's net capital ratio was .0528 to 1.0 and its net capital was $202,665,113 as compared with required net capital requirement of $100,000.

Note 5 - Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, consisted of trading securities at market value at December 31, 2014 as follows:

	Owned	Sold, Not Yet Purchased
Common stocks	$ 427,523,961	$ 143,155,362
Bonds	19,410,011	-.-
Derivatives	6,071,987	2,959,751
Not readily marketable	11,701,797	-.-
	$ 464,707,756	$ 146,115,113

Note 6 - Fair Value Measurement

The framework for measuring fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value, at December 31, 2014:

Common and preferred stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Bonds: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Note 6 - Fair Value Measurement (continued)

Derivatives: Exchange Traded Derivatives are valued at the closing price reported for actively traded contracts. Alternatively they are valued at the last bid price (longs) or the last ask price (shorts). OTC Derivatives are valued by using observable inputs, such as quotations received from the counterparty, dealers or brokers, whenever available and considered reliable. In instances where models are used, the value of the OTC derivative depends upon the contractual terms of, and specific risk inherent in, the instrument as well as the availability of reliability of observable inputs. Such inputs include market prices for reference securities, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned				
Common stocks	**$ 410,261,017**	**$ 17,262,943**	**$ 1**	**$ 427,523,961**
Technology	144,491,507	-.-	-.-	144,491,507
Financials	103,979,160	17,241,568	-.-	121,220,728
Health Care	55,971,954	19,427	-.-	55,991,381
Energy	37,146,229	1,697	-.-	37,147,926
Consumer Discretionary	30,227,220	-.-	1	30,227,221
Industrials	21,761,778	-.-	-.-	21,761,778
Materials	16,235,439	-.-	-.-	16,235,439
Communications	325,621	251	-.-	325,872
Consumer Staples	122,109	-.-	-.-	122,109
Bonds	**13,489,112**	**5,920,899**	-.-	**19,410,011**
Financials	9,920,625	3,785,556	-.-	13,706,181
Health Care	-.-	2,131,343	-.-	2,131,343
Technology	1,553,299	-.-	-.-	1,553,299
Energy	1,163,750	-.-	-.-	1,163,750
Consumer Discretionary	851,438	-.-	-.-	851,438
Communications	-.-	4,000	-.-	4,000
Derivatives	-.-	**6,071,987**	-.-	**6,071,987**
Technology	-.-	2,968,259	-.-	2,968,259
Industrials	-.-	1,442,500	-.-	1,442,500
Other	-.-	840,103	-.-	840,103
Consumer Discretionary	-.-	821,125	-.-	821,125
Receivable from broker	**176,905,702**	-.-	-.-	**176,905,702**
Other	176,905,702	-.-	-.-	176,905,702
Not readily marketable, at estimated fair value	-.-	-.-	**11,701,797**	**11,701,797**
Financials	-.-	-.-	11,701,797	11,701,797
Total assets	**$ 600,655,831**	**$ 29,255,829**	**$ 11,701,798**	**$ 641,613,458**

Note 6 - Fair Value Measurement (continued)

LIABILITIES				
Securities sold, not yet purchased				
Common stocks	**$ 135,579,168**	**$ 7,576,194**	**$ -.-**	**$ 143,155,362**
Consumer Discretionary	49,163,594	2,830,769	-.-	51,994,363
Consumer Staples	19,425,719	-.-	-.-	19,425,719
Financials	17,263,469	-.-	-.-	17,263,469
Energy	12,356,948	4,745,425	-.-	17,102,373
Health Care	16,921,005	-.-	-.-	16,921,005
Technology	16,756,513	-.-	-.-	16,756,513
Other	2,101,207	-.-	-.-	2,101,207
Industrials	1,377,772	-.-	-.-	1,377,772
Communications	212,941	-.-	-.-	212,941
Derivatives	**-.-**	**2,959,751**	**-.-**	**2,959,751**
Industrials	-.-	1,658,565	-.-	1,658,565
Consumer Discretionary	-.-	1,197,680	-.-	1,197,680
Technology	-.-	95,421	-.-	95,421
Energy	-.-	8,085	-.-	8,085
Payable to broker	**158,353,453**	**-.-**	**-.-**	**158,353,453**
Other	158,353,453	-.-	-.-	158,353,453
Total liabilities	**$ 293,932,621**	**$ 10,535,945**	**$ -.-**	**$ 304,468,566**

The following table sets forth a summary of changes in the fair value of the Company's level 3 assets for the year ended December 31, 2014.

	Not readily marketable, at estimated fair value
Balance, beginning of year	$ 23,973,587
Transfer to Marketable	(23,973,587)
Purchase/Investment	13,368,028
Fair Value Adjustment	(1,666,231)
Balance, end of year	$ 11,701,797

Valuation technique used to measure the fair value of the level 3 assets consisted of a market approach whereby prices and other relevant information generated by market transactions involving identical or comparable businesses were used.

Note 7 – Income Taxes

The income tax expense for the year ended December 31, 2014:

Federal:	
Current	$ 1,379,764
Deferred	1,465,000
State and local:	
Current	511,682
Deferred	913,000
	$ 4,269,446

The Company's deferred tax liability at December 31, 2014 amounted to $5,664,000. Such differences related primarily to the mark to market adjustments within the subsidiaries investments accounts.

Note 8 - Operating Lease

The Company has entered into a new operating lease agreement, contain provisions for rent free periods. This lease has a 10 year term and expires in July 2024. The total amount of rental payments due over the term of the lease is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid has been credited to Deferred Rent. This deferred rent will be amortized over the life of the lease versus Rent Expense. Due to this promotional free rent offered to the Company, rent expense under the new lease was nil for 2014. The Company is also committed to the original lease until June 2015. As the Company has moved this space has been sublet until the end of the existing lease. The Company records this receipt as a contra expense versus Rent expense. Rent net expense, including escalation charges for the year ended December 31, 2014 amounted to $564,701. This is comprised of $604,155 rent related expenses offset by $39,454 of income received from the subtenant. The minimum annual rental commitment under the leases, exclusive of taxes and other charges are as follows:

2015	828,595
2016	735,900
2017	735,900
2018	625,500
2019	681,000
Thereafter	2,724,000
	$6,330,895

Note 9 - Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Note 9 - Financial Instruments (continued)

Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions.

The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

Fair values of forwards, swaps, and options contracts are recorded in securities owned or securities, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers, as applicable.

Premiums and unrealized gains and losses for written and purchased option contracts, as well as unrealized gains and losses on interest rate swaps, are recognized gross in the consolidated statement of financial condition. The unrealized gains for delayed-delivery, to-be-announced (TBA), and when-issued securities generally are recorded in the consolidated statement of financial condition net of unrealized losses by counterparty where master netting agreements are in place.

Note 10 - Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties.

Note 10 – Indemnifications (continued)

The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications

Note 11 - Other Financial Information

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year, exceed the maximum coverage provided by the FDIC on insured depositor accounts.

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for	
Income taxes	$ 1,995,973
Interest	$ 1,340,741

Note 12 – Subsequent Events

Subsequent events were considered through February 27, 2015, which is the date of the financial statements were available to be issued.

SENVEST INTERNATIONAL LLC
AND SUBSIDIARY

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

	DECEMBER 31, 2014
Total member's equity *	$ 412,474,519
Deductions and/or charges	
Nonallowable assets	131,976,336
Total deductions and/or charges	
Net capital before haircuts on securities positions	280,498,183
Haircuts on securities and options	(68,968,745)
Illiquid securities	(8,864,325)
Net capital	$ 202,665,113
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requires (6-2/3% of aggregated indebtness)	713,928
Minimum dollar net capital requirement	100,000
Net capital requirement (greater of above)	713,928
Excess net capital	$ 201,951,185
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable, accrued expenses and deferred rent	$ 10,708,915
Aggregate indebtedness	$ 10,708,915
Ratio of aggregate indebtedness to net capital	0.0528

There are no material differences between the computation of net capital presented above and the computation of net capital reported by the Company's unaudited Form X-17-a-5, Part II-a, as amended on February 17, 2015

* The Company was instructed by FINRA to not include the subsidiary in the computation of net capital.

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 DECEMBER 31,2014

The Company is exempt from the requirements of Rule 15c3-3 under (k)(2)(ii) of the rule.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
DECEMBER 31, 2014

The Company is exempt from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.



Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Stockholder
Senvest International LLC and Subsidiary

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Senvest International LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Senvest International LLC claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions") and (2) Senvest International LLC stated that Senvest International LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Senvest International LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Senvest International LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SRV, CPA PC

Suffern, New York
February 27, 2015



Senvest International LLC's Exemption Report

Senvest International LLC (the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(ii)*

Senvest International LLC

I, Robert Katz, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: FINOP

Friday, February 27, 2015



Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Shareholder
Senvest International LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Senvest International LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and, solely to assist you and the other specified parties in evaluating Senvest International LLC's compliance with the applicable instructions of Form SIPC-7. Senvest International LLC's management is responsible for Senvest International LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copy of disbursement), noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SRV, CPA PC

Suffern, New York
February 27, 2015

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

SCHEDULE OF ASSESSMENT PURSUANT TO RULE 17a-5(e)(4)
FOR THE YEAR ENDED DECEMBER 31, 2014

	DECEMBER 31, 2014
Revenue:	
Total revenue (FOCUS Line 12/ Part II A Line 9)	$ 88,036,338
Deductions:	
Total interest and dividend expense (FOCUS Line 22/Part II A Line, 13, Code 4075 plus line 2b (4) above) but not in excess of total interest and dividend income.	1,861,920
Total deductions	1,861,920
SIPC net operating revenue	86,174,418
SIPC general assessment at 0.225	$ 215,436
Less: Payment July 2014	93,975
Assessment balance due February 2015	**$ 121,461**